Exhibit 99.71

June 23, 2025

To: British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec)

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities Service Newfoundland and Labrador

Financial and Consumer Services Division (Prince Edward Island)

Office of the Superintendent of Securities (Northwest Territories)

Office of the Yukon Superintendent of Securities

Office of the Superintendent of Securities Nunavut

We have read the statements made by Titan Mining Corporation in the attached copy of change of auditor notice dated June 17, 2025, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements concerning PricewaterhouseCoopers LLP in the change of auditor notice dated June 17, 2025.

Yours very truly,

Chartered Professional Accountants

PricewaterhouseCoopers LLP

250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806, ca_vancouver_main_fax@pwc.com, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.